EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

-1-

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US dollars - Unaudited)

	Note		September 30, 2023 (unaudited)	December 31, 2022
ASSETS
Current assets
Cash			$1,856	$11,245
Amounts receivable			2,473	2,672
Amounts due from related parties	11	(b)	31	-
Taxes recoverable	5		5,812	3,737
Prepaid expenses and other assets			2,063	1,671
Inventory	6		8,873	6,260
Total current assets			21,108	25,585
Exploration and evaluation assets	8		50,451	49,804
Plant, equipment and mining properties	10		51,039	44,056
Long-term investments	7		891	1,746
Other assets			4	5
Total assets			$123,493	$121,196
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			$11,675	$9,469
Amounts due to related parties	11	(b)	-	28
Taxes payable			85	895
Note payable	12		-	4,926
Warrant liability	13		-	475
Current portion of finance lease obligations			1,738	971
Current portion of equipment loans			165	-
Total current liabilities			13,663	16,764
Finance lease obligations			1,406	745
Equipment loans			234	-
Reclamation provision	14		544	445
Deferred income tax liabilities			4,941	5,221
Total liabilities			20,788	23,175
EQUITY
Share capital	15		149,776	145,515
Equity reserves			10,581	9,852
Treasury shares			(97)	(97)
Accumulated other comprehensive loss			(5,569)	(5,223)
Accumulated deficit			(51,986)	(52,026)
Total equity			102,705	98,021
Total liabilities and equity			$123,493	$121,196

Commitments – Note 18

Approved by the Board of Directors on November 8, 2023:

Peter Bojtos                                                                                                                                          Director                                            David Wolfin                                                                                                                                        Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

-2-

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars - Unaudited)

			Three months ended September 30,		Nine months ended September 30,
	Note		2023	2022	2023	2022
Revenue from mining operations	16		$12,316	$9,118	$31,359	$29,538
Cost of sales	16		9,952	7,058	26,101	18,832
Mine operating income			2,364	2,060	5,258	10,706

Operating expenses
General and administrative expenses	17		1,280	997	3,999	3,469
Share-based payments	15		627	556	1,809	1,618
Income (loss) before other items			457	507	(550)	5,619
Other items
Interest and other income			5	15	234	67
Loss on long-term investments	7		(295)	(1,221)	(899)	(2,503)
Fair value adjustment on warrant liability	13		20	86	478	2,692
Unrealized foreign exchange gain (loss)			(234)	251	182	(231)
Project evaluation expenses			-	(5)	-	(80)
Finance cost			(3)	(87)	(80)	(188)
Accretion of reclamation provision	14		(13)	(11)	(36)	(32)
Interest expense			(158)	(23)	(275)	(66)
Income (loss) before income taxes			(221	(488	(946	5,278
Income taxes:
Current income tax recovery (expense)			111	(142)	645	(642)
Deferred income tax recovery (expense)			(693)	(499)	280	(2,836)
Income tax recovery (expense)			(582)	(641)	925	(3,478)

Net income (loss)			(803)	(1,129)	(21)	1,800

Other comprehensive income (loss)
Currency translation differences			230	(290)	(346)	(52)
Total comprehensive income (loss)			$(573)	$(1,419)	$(367)	1,748
Income (loss) per share	15	(e)
Basic			$(0.01)	($0.01)	$0.00	$0.02
Diluted			$(0.01)	($0.01)	$0.00	$0.02
Weighted average number of common shares outstanding	15	(e)
Basic			122,433,272	117,876,825	120,093,760	113,027,305
Diluted			122,433,272	117,876,825	120,093,760	116,275,433

The accompanying notes are an integral part of the condensed consolidated interim financial statements

-3-

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2022		102,243,211	$129,953	$9,573	$(97)	$(4,969)	$(55,953)	$78,507

Common shares issued for acquisition of La Preciosa		15,075,000	14,630	-	-	-	-	14,630
Exercise of options		48,000	46	(15)	-	-	-	31
Issuance costs		-	(13)	-	-	-	-	(13)
Share-based payments		-	-	1,618	-	-	-	1,618
Net income for the period		-	-	-	-	-	1,800	1,800
Options cancelled or expired	15	-	-	(831)	-	-	831	-
Carrying value of exercise of RSUs	15	982,879	899	(899)	-	-	-	-
Currency translation differences		-	-	-	-	(52)	-	(52)
Balance, September 30, 2022		118,349,090	$145,515	$9,446	$(97)	$(5,021)	$(53,322)	$96,521
Balance, January 1, 2023		118,349,090	$145,515	$9,852	$(97)	$(5,223)	$(52,026)	$98,021

Common shares issued:
At the market issuances	15	5,360,300	3,597	-	-	-	-	3,597
Carrying value of RSUs exercised	15	1,005,333	1,019	(1,019)	-	-	-	-
Issuance costs	15	-	(355)	-	-	-	-	(355)
Share-based payments	15	-	-	1,809	-	-	-	1,809
Net loss for the period	15	-	-	-	-	-	(21)	(21)
Options cancelled or expired	15	-	-	(61)	-	-	61	-
Currency translation differences		-	-	-	-	(346)	-	(346)
Balance, September 30, 2023		124,714,723	$149,776	$10,581	$(97)	$(5,569)	$(51,986)	$102,705

The accompanying notes are an integral part of the condensed consolidated interim financial statements

-4-

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in thousands of US dollars - Unaudited)

		Nine months ended September 30,
	Note	2023	2022

Cash generated by (used in):

Operating Activities
Net income		$(21)	$1,800
Adjustments for non-cash items:
Deferred income tax expense (recovery)		(280)	2,836
Depreciation and depletion		2,175	1,558
Accretion of reclamation provision	14	36	32
Loss on investments	7	899	2,503
Unrealized foreign exchange gain		(241)	(88)
Unwinding of fair value adjustment	12	74	177
Fair value adjustment on warrant liability	13	(478)	(2,692)
Write down of equipment and materials and supplies inventory		95	-
Share-based payments		1,809	1,618
		4,068	7,744

Net change in non-cash working capital items	19	(3,201)	768
Cash provided by operating activities		867	8,512

Financing Activities
Shares and units issued for cash, net of issuance costs		3,242	30
Lease liability payments		(933)	(933)
Equipment loan payments		(184)	-
Cash provided by (used in) financing activities		2,125	(903)

Investing Activities
Exploration and evaluation expenditures		(809)	(793)
Additions to plant, equipment and mining properties		(6,575)	(5,347)
Acquisition of La Preciosa	4	(5,000)	(15,289)
Cash provided by (used in) investing activities		(12,384)	(21,429)

Change in cash		(9,392)	(13,820)

Effect of exchange rate changes on cash		3	(25)

Cash, beginning		11,245	24,765

Cash, ending		$1,856	$10,920

Supplementary Cash Flow Information (Note 19)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

-5-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges. The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

2. BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of the Company. These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2022, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these unaudited condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis.

Critical Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2022.

-6-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

Basis of Consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

New and amended IFRS that are effective for the current year:

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2023. These standards did not have a material impact on the Company’s disclosures or on the amounts in the current reporting periods.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Material Judgments – Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regards to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information.” Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonable by expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

-7-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events, or conditions, is immaterial and not required to be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events, or conditions, even of the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events, or conditions, is itself material. The IASB has also developed guidance and examples to explain and demonstrate the application of the “four-step materiality process” described in IFRS Practice Statement 2.

The amendments were applied effective January 1, 2023, and did not have a material impact on the Company’s interim consolidated financial statements.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted; however, the IASB retained the concept of changes in accounting estimates in the Standard with the following clarifications:

•	A change in accounting estimate that results from new information or new developments is not a correct of an error

•	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments were applied effective January 1, 2023, and did not have a material impact on the Company’s interim consolidated financial statements.

Amendments to IAS 12 – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. The amendments were applied effective January 1, 2023, and did not have a material impact on the Company’s interim consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2023:

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current with Covenants

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback

-8-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

The amendments require a seller/lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller/lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Change in Accounting Estimates and Errors to sale or leaseback transactions entered into after the date of initial application.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the Company’s consolidated financial statements.

4. ACQUISITION OF LA PRECIOSA

On March 21, 2022, the Company closed the acquisition with Coeur Mining Inc. (“Coeur”) of all of the issued and outstanding shares of Proyectos Mineros La Preciosa S.A de C.V, a Mexican corporation, and Cervantes LLC, a Delaware LLC, that together hold the La Preciosa property in Mexico (“La Preciosa”).

Total consideration paid to Coeur was comprised of:

a)	Cash consideration of $15.3 million paid;

b)	A promissory note for $5 million in favour of Coeur, payable without interest on or before March 21, 2023 (paid prior to March 21, 2023);

c)	14,000,000 common shares of Avino, with a value of $13.65 million on issuance;

d)

7,000,000 share purchase warrants with a total value at $2.24 million exercisable at $1.09 per share until September 21, 2023, representing a 25% premium to Avino’s 20-day volume weighted average trading price as of October 26, 2021;

Additionally, Avino issued the following consideration for which payment is contingent on a future event and due to acquisition date uncertainty these are valued at Nil. A liability for these contingent payments will be recognized when related activity and events occur.

e)

An additional cash payment of $8.75 million, to be paid no later than 12 months after initial production at La Preciosa, up to one-half of which may be paid in common shares of Avino (provided Coeur’s total shareholdings cannot exceed 19.9% of the Company’s total issued and outstanding shares);

f)	A 1.25% net smelter returns royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all other areas of La Preciosa; and

g)

A payment of $0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of $50 million, and any such payments will be credited against any existing or future payments owing on the gross value royalty.

The transaction has been accounted for as an asset acquisition as La Preciosa is in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. La Preciosa did not have the workforce, resources and/or reserves, mine plan, or financial resources to the meet the definition of a business for accounting purposes.

-9-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

The purchase consideration has been assigned based on the relative fair values of the assets acquired and liabilities assumed and is summarized as follows:

Cash paid	$15,301
Note payable	4,665
Common shares	14,630
Share purchase warrants	2,240
Total purchase consideration	36,836
Transaction costs	270
Total acquisition cost	$37,106

Cash	$168
Other current assets	1,121
Plant and equipment	1,621
Exploration and evaluation assets	34,524
Accounts payable	(328)
Net assets acquired	$37,106

5. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	September 30, 2023	December 31, 2022
VAT recoverable	$2,483	$1,385
GST recoverable	41	25
Income taxes recoverable	3,288	2,327
	$5,812	$3,737

6. INVENTORY

	September 30, 2023	December 31, 2022
Process material stockpiles	$3,262	$2,788
Concentrate inventory	3,154	1,617
Materials and supplies	2,457	1,855
	$8,873	$6,260

The amount of inventory recognized as an expense for the three and nine months ended September 30, 2023 totalled $9,952 and $26,101 (three and nine months ended September 30, 2022 – $7,058 and $18,832). See Note 16 for further details. During the nine months ended September 30, 2023, the Company wrote down $84 of materials and supplies inventory (September 30, 2022 – Nil).

-10-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

7. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,		Movements in foreign	Fair value adjustments	Fair Value September 30,
	2022	Net Additions	exchange	for the period	2023
Talisker Resources Common Shares	$1,640	$-	$8	$(838)	$810
Silver Wolf Exploration Ltd. Common Shares	51	36	-	(34)	53
Endurance Gold Corp. Common Shares	55	-	-	(27)	28
	$1,746	$36	$8	$(899)	$891

Silver Wolf Exploration Ltd.

During the nine months ended September 30, 2023, the Company received 500,000 common shares as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd. Upon acquisition, the fair value of these common shares were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 8). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

See Note 8 for full details of the Option Agreement.

8. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2022	$11,052	$-	$1	$11,053

Costs incurred during 2022:
Acquisition costs – Note 4	-	37,618		37,618
Drilling and exploration	719	296	-	1,015
Assessments and taxes	94	61	-	155
Effect of movements in exchange rates	(30)	-	-	(30)
Option income	(7)	-	-	(7)

Balance, December 31, 2022	$11,828	$37,975	$1	$49,804
Costs incurred during 2023:
Drilling and exploration	583	384	-	967
Assessments and taxes	88	(243)	-	(155)
Effect of movements in exchange rates	22	(124)	-	(102)
Option income	(63)	-	-	(63)

Balance, September 30, 2023	$12,458	$37,992	$1	$50,451

-11-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

(a) Avino, Mexico

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company was informed that Silver Wolf received TSX Venture Exchange approval on the previously-announced entrance into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Avino received Silver Wolf share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of C$0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”). In order to exercise the option, Silver Wolf will:

1. Issue to Avino a total of C$600 in cash or common shares of Silver Wolf as follows:

a.	C$50 in common shares of Silver Wolf within 30 days of March 8, 2021 (received on March 26, 2021 – see Note 7 for details);

b.	A further C$50 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2022 (received on March 30, 2022 – See Note 7 for details);

c.	A further C$100 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2023 (received on March 13, 2023 – See Note 7 for details);

d.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2024; and

e.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before March 8, 2025; and

2. Incur a total of C$750 in exploration expenditures on the properties, as follows:

a.	C$50 on or before March 8, 2022;

b.	A further C$100 on or before March 8, 2023; and

c.	A further C$600 on or before March 8, 2025.

All exploration expenditure requirements on the properties have been met as of September 30, 2023

Under the Option Agreement, all share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concessions situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

-12-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b) La Preciosa, Mexico

On March 21, 2022, the Company received approval for the closing of the acquisition of the La Preciosa property from Coeur Mining Inc. (“Coeur”). See Note 4 for further details

(c) British Columbia & Yukon, Canada

Eagle Property - Yukon

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

During the nine months ended September 30, 2023, the Company sold to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property for cash consideration of C$250. The gain on sale of the Eagle Property was recorded to “Interest and other income” on the condensed consolidated interim statements of operations and comprehensive income (loss).

-13-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company has granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

Under the terms of the letter agreement, Endurance can earn a 100% interest in the Olympic Claims if they pay Avino a total cash consideration in the aggregate amount of C$100, issue up to a total of 1,500,000 common shares (“Shares”) of Endurance and incur exploration expenditures in the aggregate amount of C$300; all of which is to be incurred by December 31, 2024. In the event that Endurance earns the 100% interest, the Olympic Claims will be subject to a 2% net smelter return royalty (“NSR”), of which 1% NSR can be purchased by the Endurance for C$750 and the remaining balance of the NSR can be purchased for C$1,000.

As part of the final requirement to earn its interest, Endurance agreed to grant to Avino 750,000 share purchase warrants (“Warrants”) by December 31, 2024, that offer Avino the option to purchase additional shares in the Company for a period of three years from the date of issuance. The exercise price of the Warrants will be set at a 25% premium to the 20-day VWAP share price at the issuance date. During the Option period, if Endurance is successful in defining a compliant mineral resource of at least 500,000 gold-equivalent ounces on the Olympic Claims then Endurance will be obliged to pay Avino a C$1,000 discovery bonus.

The Option agreement is subject to the TSX Venture Exchange acceptance, and any Shares or Warrants to be issued will be subject to a four-month hold period on issuance as per the policies of the TSX Venture Exchange.

During the year ended December 31, 2022, Endurance granted 200,000 common shares and paid C$25 as per the terms of the agreement, which required payment upon signing of a letter agreement between the two parties. As of September 30, 2023, Endurance was in compliance with all terms of the Option agreement, and there were no requirements during the nine months ended September 30, 2023.

9. NON-CONTROLLING INTEREST

At September 30, 2023, the Company had an effective 99.67% (December 31, 2022 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2022 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been presented separately in the unaudited condensed consolidated interim financial statements.

-14-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

10. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2022	13,038	595	335	14,240	18,613	11,778	58,599
Additions / Transfers	1,649	185	441	2,383	4,781	2,907	12,346
Writedowns	-	-	-	(1,692)	(100)	-	(1,792)
Effect of movements in exchange rates	-	(17)	(2)	(1)	-	8	(12)
Balance at December 31, 2022	14,687	763	774	14,930	23,294	14,693	69,141
Additions / Transfers	1,725	74	698	3,182	2,809	678	9,166
Writedowns	-	(3)	(22)	(623)	-	-	(648)
Effect of movements in exchange rates	(17)	-	-	-	-	-	(17)
Balance at September 30, 2023	16,395	834	1,450	17,489	26,103	15,371	77,642

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2022	8,856	294	267	4,944	6,667	1,896	22,924
Additions / Transfers	250	147	331	1,616	146	1,133	3,623
Writedowns	-	-	-	(1,382)	(80)	-	(1,462)
Balance at December 31, 2022	9,106	441	598	5,178	6,733	3,029	25,085
Additions / Transfers	267	89	133	682	780	204	2,155
Writedowns	-	(2)	(21)	(612)	(2)	-	(637)
Balance at September 30, 2023	9,373	528	710	5,248	7,511	3,233	26,603

NET BOOK VALUE
At September 30, 2023	7,022	306	740	12,241	18,592	12,138	51,039
At December 31, 2022	5,581	322	176	9,752	16,561	11,664	44,056
At January 1, 2022	4,182	301	68	9,296	11,946	9,882	35,675

-15-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

Included in Buildings and construction in process above are assets under construction of $3,267 as at September 30, 2023 (December 31, 2022 - $3,817) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at September 30, 2023, plant, equipment and mining properties included a net carrying amount of $5,553 (December 31, 2022 - $2,417) for mining equipment and right of use assets under lease.

11. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2023 and 2022 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries, benefits, and consulting fees	$289	$237	$869	$975
Share-based payments	502	427	1,472	1,251
	$791	$664	$2,341	$2,226

(b)  Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	September 30, 2023	December 31, 2022
Oniva International Services Corp.	$100	$100
Silver Wolf Exploration Ltd.	(131)	(72)
	$(31)	$28

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the nine months ended September 30, 2023, the Company paid $215 (September 30, 2022 - $263) to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty. During the three and nine months ended September 30, 2023, administrative fees of $11 and $36 were paid to Oniva (three and nine months ended September 30, 2022 - $11 and $31)

-16-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the three and nine months ended September 30, 2023 and 2022, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$240	$218	$729	$670
Office and miscellaneous	107	119	364	325
	$347	$337	$1,093	$995

12. NOTE PAYABLE

On March 21, 2022, the Company closed the acquisition of the La Preciosa property from Coeur Mining Inc. (see Note 4 for further details). As part of the agreement, the Company issued a promissory note payable of $5 million due on or before March 21, 2023. The present value of the note payable was calculated using a discount interest rate of 6.71%.

Prior to March 21, 2023, the Company repaid the promissory note payable in full.

The continuity of the note payable is as follows:

	September 30,	December 31,
	2023	2022
Balance at beginning of the period	$4,926	$-
Additions	-	4,665
Repayments	(5,000)	-
Unwinding of fair value adjustment	74	261
Balance at end of the period	-	4,926
Less: Current portion	-	(4,926)
Non-current portion	$-	$-

-17-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

13. WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	September 30, 2023	December 31, 2022
Balance at beginning of the period	$475	$741
Warrants issued	-	2,240
Fair value adjustment	(478)	(2,935)
Effect of movement in exchange rates	3	(111)
Balance at end of the period	$-	$475

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2022	1,950,412	$0.80
Granted	7,000,000	$1.09
Warrants outstanding and exercisable, December 31, 2022	8,950,412	$1.03
Expired	(8,950,412)	$1.03
Warrants outstanding and exercisable, September 30, 2023	-	-

As at September 30, 2023, the weighted average remaining contractual life of warrants outstanding was Nil years (December 31, 2022 – 0.73 years).

Valuation of the warrant liability requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2023	December 31, 2022
Weighted average assumptions:
Risk-free interest rate	-%	4.07%
Expected dividend yield	-%	0%
Expected warrant life (years)	-	0.73
Expected stock price volatility	-%	56.80%
Weighted average fair value	$-	$0.05

14. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at September 30, 2023, is $544 (December 31, 2022 – $445), and the undiscounted value of the obligation is $1,663 (December 31, 2022 – $1,454).

The present value of the obligation was calculated using a risk-free interest rate of 9.61% (December 31, 2022 – 9.65%) and an inflation rate of 4.00% (December 31, 2022 – 7.82%). Reclamation activities are estimated to begin in 2025 for the San Gonzalo Mine and in 2041 for the Avino Mine.

-18-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	September 30, 2023	December 31, 2022

Balance at beginning of the period	$445	$726
Changes in estimates	-	(364)
Unwinding of discount related to continuing operations	36	44
Effect of movements in exchange rates	63	39
Balance at end of the period	$544	$445

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value

(b) Issued:

(i)

During the nine months ended September 30, 2023, the Company issued 5,360,300 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $3,597. The Company paid a 2.75% cash commission of $99 on gross proceeds, for net proceeds of $3,498. The Company also incurred $255 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

Dring the nine months ended September 30, 2023, the Company issued 1,005,333 common shares upon exercise of RSUs. As a result, $1,019 was recorded to share capital.

(ii)

During the year ended December 31, 2022, the Company issued 14,000,000 common shares as part of the acquisition of La Preciosa from Coeur Mining Inc.. As a result, $13,650 was recorded to share capital, and exploration and evaluation assets as acquisition costs, representing the closing price on the Toronto Stock Exchange on March 21, 2022, the date of the issuance and closing.

The Company further issued 1,075,000 common shares as payment for services provided during the acquisition, and as a result $980 was recorded to share capital and exploration and evaluation assets as acquisition costs.

During the year ended December 31, 2022, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $46 was recorded to share capital, representing cash proceeds of $31 and the fair value upon issuance of $15.

During the year ended December 31, 2022, the Company issued 982,879 common shares upon exercise of RSUs. As a result, $899 was recorded to share capital.

-19-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2022	2,839,000	$1.68
Granted	2,390,000	$1.20
Exercised	(48,000)	$0.79
Expired	(880,000)	$1.98
Cancelled / Forfeited	(45,000)	$1.40
Stock options outstanding, December 31, 2022	4,256,000	$1.36
Granted	2,545,000	$1.12
Expired	(105,000)	$1.30
Cancelled / Forfeited	(30,000)	$1.40
Stock options outstanding, September 30, 2023	6,666,000	$1.27
Stock options exercisable, September 30, 2023	5,328,500	$1.31

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2023:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 21, 2024	$0.79	126,000	0.89	126,000	0.89
August 4, 2025	$1.64	1,660,000	1.85	1,660,000	1.85
March 25, 2027	$1.20	2,330,000	3.48	2,330,000	3.48
May 4, 2027	$0.92	25,000	3.59	25,000	3.59
March 29, 2028	$1.12	2,375,000	4.50	1,187,500	4.50
July 10, 2028	$1.12	150,000	4.78	-	4.78

		6,666,000	3.31	5,328,500	3.14

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

-20-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

	September 30, 2023	December 31, 2022
Weighted average assumptions:
Risk-free interest rate	3.10%	2.49%
Expected dividend yield	0.00%	0.0%
Expected warrant life (years)	5.00	5.00
Expected stock price volatility	61.10%	59.98%
Expected forfeiture rate	17%	20%
Weighted average fair value	$0.60	$0.63

During the nine months ended September 30, 2023, the Company charged $783 (nine months ended September 30, 2022 - $504) to operations as share-based payments for the fair value of stock options granted.

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2022	1,439,477	$1.32
Granted	1,799,000	$1.19
Exercised	(982,879)	$1.18
Cancelled / Forfeited	(64,932)	$1.40
RSUs outstanding, December 31, 2022	2,190,666	$1.27
Granted	1,878,320	$1.11
Exercised	(1,005,333)	$1.37
Cancelled / Forfeited	(15,333)	$1.14
RSUs outstanding, September 30, 2023	3,048,320	$1.03

The following table summarizes information about the RSUs outstanding at September 30, 2023:

Issuance Date	Price (C$)	Number of RSUs Outstanding
March 25, 2022	$1.19	1,182,000
March 29, 2023	$1.12	1,797,000
July 10, 2023	$0.94	69,320
		3,048,320

During the nine months ended September 30, 2023, 1,878,320 RSUs (year ended December 31, 2022 – 1,799,000) were granted. The weighted average fair value at the measurement date was C$1.11, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

-21-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

During the nine months ended September 30, 2023, the Company charged $1,026 (September 30, 2022 - $870) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e) Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income (loss) for the period	$(803)	$(1,129)	$(21)	$1,800
Basic weighted average number of shares outstanding	122,433,272	117,876,825	120,093,760	113,027,305
Effect of dilutive share options, warrants, and RSUs (‘000)	-	-	-	3,248,128
Diluted weighted average number of shares outstanding	122,433,272	117,876,825	120,093,760	116,275,433
Basic income (loss) per share	$(0.01)	$(0.01)	$(0.00)	$0.02
Diluted income (loss) per share	$(0.01)	$(0.01)	$(0.00)	$0.02

16. REVENUE AND COST OF SALES

The Company’s revenues for the three and nine months ended September 30, 2023 and 2022, are all attributable to Mexico, from shipments of concentrate from the Avino Mine.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Concentrate sales	$11,599	$9,445	$31,429	$30,423
Provisional pricing adjustments	717	(327)	(70)	(885)
	$12,316	$9,118	$31,359	$29,538

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

-22-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Production costs	$9,228	$6,544	$23,939	$17,378
Write down of equipment and materials and supplies inventory	4	-	95	-
Depreciation and depletion	720	514	2,067	1,454
	$9,952	$7,058	$26,101	$18,832

17. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$383	$326	$1,069	$1,123
Office and miscellaneous	391	261	1,008	855
Management and consulting fees	109	110	312	345
Investor relations	49	84	216	234
Travel and promotion	37	29	130	75
Professional fees	195	89	898	501
Directors fees	43	30	132	116
Regulatory and compliance fees	35	36	126	116
Depreciation	38	37	108	104
	$1,280	$997	$3,999	$3,469

18. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2023	December 31, 2022
Not later than one year	$117	$105
Later than one year and not later than five years	382	347
Later than five years	362	398
	$861	$850

Office lease payments recognized as an expense during the nine months ended September 30, 2023, totalled $27 (September 30, 2022 - $8).

-23-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

19. SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2023	September 30, 2022
Net change in non-cash working capital items:
Inventory	$(2,720)	$(1,986)
Prepaid expenses and other assets	(329)	(535)
Taxes recoverable	(2,075)	28
Taxes payable	(809)	687
Amounts due to related parties	(59)	(79)
Accounts payable and accrued liabilities	2,592	2,101
Amounts receivable	199	552
	$(3,201)	$768

	September 30, 2023	September 30, 2022
Other supplementary information:
Interest paid	$180	$73
Taxes paid	29	-
	$209	$73

	September 30, 2023	September 30, 2022
Non-cash investing and financing activities:
Acquisition of La Preciosa, net of cash & transaction costs	$-	$21,535
Shares acquired under terms of option agreements	41	15
Transfer of share-based payments reserve upon exercise of RSUs	1,019	-
Transfer of share-based payments reserve upon option exercise	-	15
Equipment acquired under finance leases and equipment loans	2,888	1,589
	$3,948	$23,174

20. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

-24-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2022 – two) counterparties (see Note 21). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited condensed consolidated interim statement of financial position. At September 30, 2023, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2023, in the amount of $1,856 and working capital of $7,445 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of note payable and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2023, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$11,675	$11,675	$-	$-
Minimum rental and lease payments	850	105	347	398
Equipment loans	439	191	248	-
Finance lease obligations	3,796	1,918	1,878	-
Total	$16,760	$13,889	$2,473	$398

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

-25-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2023		December 31, 2022
	MXN	CDN	MXN	CDN
Cash	$2,451	$113	$4,097	$250
Due from related parties	2,310	-	1,402	-
Long-term investments	-	1,204	-	2,365
Reclamation bonds	-	6	-	4
Amounts receivable	6,478	56	-	34
Accounts payable and accrued liabilities	(93,198)	(346)	(85,486)	(108)
Due to related parties	-	(135)	-	(135)
Finance lease obligations	(598)	(256)	(161)	(343)
Net exposure	(82,557)	642	(80,148)	2,067
US dollar equivalent	$468	$(43)	$(4,136)	$1,526

Based on the net US dollar denominated asset and liability exposures as at September 30, 2023, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2023, by approximately $425 (year ended December 31, 2022 - $275). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2023, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $58 (December 31, 2022 - $65).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2023, a 10% change in market prices would have an impact on net earnings (loss) of approximately $87 (December 31, 2022 - $175).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

-26-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2023:

	Level 1	Level 2	Level 3
Financial assets
Cash	$1,856	$-	$-
Amounts receivable	-	2,473	-
Long-term investments	891	-	-
Total financial assets	$2,747	$2,473	$-

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at September 30, 2023, the Company’s has no Level 3 financial instruments.

21.   SEGMENTED INFORMATION

The Company’s revenues for the three and nine months ended September 30, 2023 are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, and is considered to be one single reportable operating segment.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Silver	$4,280	$3,454	$11,610	$10,722
Copper	5,907	5,625	14,658	17,884
Gold	3,669	2,310	9,516	7,141
Penalties, treatment costs and refining charges	(1,540)	(2,271)	(4,425)	(6,209)
Total revenue from mining operations	$12,316	$9,118	$31,359	$29,538

-27-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2023 and 2022

(Expressed in thousands of US dollars, except where otherwise noted)

For the three and nine months ended September 30, 2023, the Company had three customers (September 30, 2022 – three customers) that accounted for total revenues as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Customer #1	$9,101	$7,710	$26,209	$25,569
Customer #2	3,220	1,415	5,246	3,161
Other customers	(5)	(7)	(96)	808
Total revenue from mining operations	$12,316	$9,118	$31,359	$29,538

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	September 30, 2023	December 31, 2022
Exploration and evaluation assets - Mexico	$50,450	$49,803
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$50,451	$49,804

	September 30, 2023	December 31, 2022
Plant, equipment, and mining properties - Mexico	$50,843	$43,812
Plant, equipment, and mining properties - Canada	196	244
Total plant, equipment, and mining properties	$51,039	$44,056

22. SUBSEQUENT EVENTS

At-The-Market Sales – Subsequent to September 30, 2023, the Company issued 1,091,425 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $556.

-28-